

December 21, 2012

Via E-mail
Mr. Ted M. Johnson
Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, Iowa   50266

> **Re: American Equity Investment Life Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 1, 2012**
> **Form 8-K dated November 5, 2012**
> **Filed November 6, 2012**
> **File No. 001-31911**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Amortization of deferred sales inducements, page 24
Amortization of deferred policy acquisition costs, page 24

1.   It appears from your disclosure that the litigation settlement in 2010 was one of the factors that impacted the amortization of deferred sales inducements and policy acquisition costs. Please explain to us your basis under GAAP to include the litigation settlement in your estimate of gross profits in computing amortization. Include in your response the specific authoritative literature to support your accounting.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
12. Life Insurance Subsidiaries, page F-44

2.   Refer to certain 2011 statutory amounts that are labeled unaudited herein. We believe that amounts required in audited financial statements should not be marked unaudited. Please confirm to us that you will not include the unaudited labels in future periodic reports.

3.   Further, please provide us proposed disclosure to be included in future periodic reports that addresses the following:

- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements as required by ASC 944-505-50-1b. In addition, you have provided the percentage by which total adjusted capital exceeds minimum required capital. Without disclosing the amount of total adjusted capital or the amount of minimum required capital, it is not clear whether the excess over the minimum required capital is significant. Further, it is not clear whether total adjusted capital and minimum required capital is comparable to total capital and surplus and capital and surplus necessary to meet regulatory requirements as required by ASC 944-505-50-1b. Please revise your disclosure accordingly.
- With respect to your dividend restrictions, please revise to comply Rule 4-08(e)(1) of Regulation S-X to disclose the amount of retained earnings or net income restricted or free of restriction for the payment of dividends by American Equity Investment Life Holding Company to its stockholders.
- Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year, or otherwise tell how your disclosure complies with Rule 4-08(e)(3)(ii) of Regulation S-X.

Form 8-K dated November 5, 2012
Exhibits 99.1 and 99.2

4.   Your disclosures of operating income at the beginning of the press release are non-GAAP measures and give greater prominence than the GAAP amounts. Your press release and financial supplement present non-GAAP adjustments on the face of GAAP statements of operations which result in non-GAAP statements of operating income.   Please provide us proposed disclosures to be included in future filings that include disclosure that balance the non-GAAP measures with a discussion of the most comparable GAAP measure and that remove any non-GAAP financial statements. Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please refer to Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant